WGL
                            World Wide Golf for Pay
                   2139 SR 434 - Suite 101 Longwood, FL 32779


                 Responses to SEC Comments for Form 10 KSB 2005
                                File # 000-49756

                                 June 16, 2006

1.

Hot Days and Hot Nights cost approximately $1.5 Million to produce. GPI will cost approximately $750K to produce.

We have approximately 6 months of cash and will need to raise additional capital within the next 12 months if we fail to sell the Reality Show (MDSO) within 6 months.

We expect no changes in number of employees.

We expect no purchase or sale of plant or equipment.

We will conduct some market research relative to the sports entertainment requirements of the TV industry in the USA and Internationally. We expect to spend no more than $100K for this research.


OUR AUDITORS, "MALONE & BAILEY", PROVIDED THE FOLLOWING RESPONSES

2.

We referred to SAS AU Sections 508-20 and 508-21 for guidance. These sections have nothing to do with your comments. Malone & Bailey are willing to modify their original report in an amended Form 10KSB to include the following language:

     We also audited the adjustments described in Note 12 that were applied to restate the 2004 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.


3.

World Golf League is not separated into operating segments. All of the entity's assets and operations are focused on one activity and that is to promote amateur golf tournaments. There are no segments or separately identifiable assets or groups of assets focused on 'Play for Pay' as opposed to TV based Tournaments. Accordingly there are no operations or cash flows from a component of an entity that can be clearly distinguished, operationally or for financial reporting purposes form the rest of the entity.

Changing from marketing the concept of amateur tournaments through wholesale providers in the United States to a reality based television production is merely a change in the method of distribution and does not represent a disposition of an operating segment or group of assets and therefore concept of discontinued operations as discussed in SFAS 144 does not apply to this change in method of distribution.


4.

The asset title "advance to repurchase stock" presents funds paid to a shareholder with the intention of reacquiring that shareholder's common stock previously issued and paid-for. The shares had not been returned as of the balance sheet date and for that reason World Golf League did not treat this as stock or a reduction in paid in capital.


5.

Our commitment to manage a Golf Tournament for the sale of wholesale memberships expired on 12/31/05. We no longer have any obligation to hold an event and therefore the revenue process is complete. We no longer are selling this type or any type of membership in 2006 and have no plans to continue this type of business in the future.


6.

A summary analysis of costs capitalized as film production costs is as presented in the following table:

     PAYEE             DESCRIPTION                                   AMOUNT
  --------------------------------------------------------------------------
  Convergence Film     Contract film production costs               $351,986
  Epic Sports          Contract payments for professional golfers'
  Management           participation                                 185,000
  Other                Misc. costs associated with film production   105,363
                                                                    --------

                                                  Total             $642,349
                                                                    ========

Paragraphs 29-33 for SOP 00-2 address the capitalization of film costs and indicate that the costs associated with the production of a film be capitalized and reported as a separate asset on its balance sheet. Interest costs related to the production of a film should be capitalized in accordance with the provisions of FASB Statement No. 34, Capitalization of Interest Costs.

We  capitalized  costs  paid  to a contract film production company, Convergence
Film,  as  well  as  amounts  paid  to  a  sports management entity, Epic Sports

Management, for the services of professional golfers used in the film production. Other costs were costs specifically associated with the film production including expense reports for the professional golfers and other miscellaneous expenses.

We did not capitalize interest costs in the financial statements included in its original Form 10KSB . The entire balance of the film production costs was incurred in the period from October 2005 to December 2005. Based on our estimate of applying an effective interest rate (the cost of capital incurred including the derivative liability) to the average film production costs accumulated during the fourth quarter, the maximum amount to consider for capitalized interest cost was estimated to be approximately $98,000 which accounts for approximately 3% of the recorded net loss. A weighted average effective interest rate would have produced a smaller of amount of potentially capitalizable interest.


7.

Capitalized film production costs were properly presented in the balance sheet as a non-current asset. We omitted the required disclosure of the cost of completed films expected to be amortized in its current operating cycle, as it is uncertain as to the particular arrangement for the sale of the TV show. The entire amount recorded on the balance sheet is unamortized as of 12/31/05.


8.

We did assess the fair value of the reality television production, WGL Million Dollar Shootout and determined that the fair value was in excess of the capitalized film production costs. Management made a determination that no impairment of value would result relying upon a financial forecast of probable discounted cash flow s of the television production reflecting substantial potential revenues and associated profits from the licensing and advertising revenues associated with the television production, attached as Exhibit I. The projections were based on conservative estimates using current TV industry fees for similar content. Mandalay Entertainment who was under contract to World Golf League provided it with guidance and projections based on their 20+ years in the industry.

We discounted the fees significantly based on the fact that World Golf League has no prior track record with TV content.

No additional film production costs were required to be projected as the production was substantially completed. We only need to complete the marketing of the film, which may increase the costs slightly but were indeterminable at 12/31/05.

9.

In September 2000, the Emerging Issues Task Force issued EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock," ("EITF 00-19") which requires freestanding contracts that are settled in a company's own stock, including common stock warrants, to be designated as an equity instrument, asset or a liability. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value on a company's balance sheet, with any changes in fair value recorded in the company's results of operations. A contract designated as an equity instrument must be included within equity, and no fair value adjustments are required.

The Securities & Exchange Commission clarified its position with respect to the accounting for derivative financial instruments indexed to and potentially settled in a company's own stock in December, 2005.

In April 2006, the Company's independent registered accounting firm, Malone & Bailey, PC performed an analysis of our convertible debentures in conjunction with their engagement to audit our financial statements as of and for the year ended December 31, 2005. As a result of the analysis it was determined that the derivative embedded in the Company's convertible debt would, if freestanding, be a derivative pursuant to paragraphs 6-11 of FAS 133 in that the contract contains (a) an underlying and (b) a notional amount or payment provision and required no initial net investment and does not meet any of the exclusions noted in SFAS 133. Accordingly, we, upon advice of Malone & Bailey, made the decision to amend its historical financial statements to account for the embedded conversion features of its convertible stock as an imbedded derivative as well as the freestanding warrants attached to the convertible debentures. The issue was addressed with our prior independent registered accounting firm, Ham Langston & Brezina, who agreed with this conclusion.



We did not present separate "Basic and Fully Diluted EPS" as there was a loss position as required by paragraph 40 of FAS 128. We will in the future.

                     Exhibit I - WGL Million Dollar Shootout
                            Film Financial Projections
PROFIT & LOSS PROJECTIONS (3 YEAR)

                                    2006             2007             2008
REVENUE
   MDSO
   Ad Revenue

   Off Air Sponsor                  $800,000      $2,200,000       $2,800,000
   US Licensing                   $2,800,000     $10,200,000      $14,700,000
   International Licensing          $750,000      $1,800,000       $2,100,000

   HD & HN
   Ad Revenue
   Off Air Sponsor                                $1,700,000       $2,800,000
   US Licensing                                   $1,700,000       $5,750,000
   International Licensing                        $1,800,000       $2,100,000

   GOLF/POKER
   Ad Revenue
   Off Air Sponsor                                $1,700,000       $2,800,000
   US Licensing                                   $1,700,000       $5,750,000
   International Licensing                        $1,800,000       $2,100,000

   TOTALS                         $4,350,000     $24,600,000      $40,900,000

DIRECT COSTS
   MDSO (1ST SEASON COMPLETE)
   Production          Filming            $0        $520,000         $582,400
   Talent              Host/Celb          $0        $400,000         $448,000
   Other Production    Travel/Etc.        $0        $455,000         $509,600

   HD & HN
   Production          Filming      $455,000        $509,600               $0
   Talent              Host/Celb    $275,000        $308,000               $0
   Other Production    Travel/Etc.  $325,000        $364,000               $0

   GOLF/POKER
   Production          Filming      $455,000        $509,600               $0
   Talent              Host/Celb    $450,000        $504,000               $0
   Other Production    Travel/Etc.  $525,000        $588,000               $0

   TOTALS                         $2,485,000      $4,158,200       $1,540,000

   GROSS PROFIT                   $1,865,000     $20,441,800      $39,360,000
OVERHEADS
   Salaries - Professional          $250,000        $375,000         $750,000
   Marketing Consultants             $75,000         $90,000         $108,000
   Celebrity Spokespeople            $50,000         $75,000          $90,000
   Administrative Personnel          $75,000        $112,500         $135,000
   FICA                              $45,500         $68,250         $123,900
   Limited Benefits                  $45,000         $67,500          $81,000
   Web Site Development              $15,000         $17,250          $19,838
   Web Site Hosting                   $2,500          $3,000           $3,600
   Office Space                      $24,024         $28,829          $34,595
   Build Out Cost                         $0         $20,000          $25,000
   Office Equip                      $10,000         $12,000          $14,400

   Prod Equip                         $7,500         $11,250          $16,875
   Telephone/Service                  $9,600         $11,520          $13,824
   Legal/Insurance                  $120,000        $144,000         $172,800
   Accounting                        $54,000         $64,800          $77,760
   Print Advertising                 $25,000         $30,000          $36,000
   Radio/TV Advertising              $25,000         $50,000          $75,000
   Internet Advertising             $175,000        $210,000         $252,000
   Tournaments Advertising           $50,000         $60,000          $72,000
   Trade Shows                       $25,000         $30,000          $36,000
   Promo Items                       $35,000         $42,000          $84,000
   Mail/Fed EX Shipping              $23,000         $34,500          $69,000
   Graphics/Printing                 $50,000         $70,000          $98,000
   Public Relations                  $75,000        $105,000         $147,000
   Travel & Ent                     $200,000        $280,000         $392,000

   TOTALS                         $1,466,124      $2,012,399       $2,927,591

   NET PROFIT                       $398,876     $18,429,401      $36,432,409
   MARGIN                              9.17%          74.92%           89.08%
CORPORATION TAX        35.00%       $139,607      $6,450,290      $12,751,343

   NET PROFIT AFTER TAX            $259,269      $11,979,111      $23,681,066
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing of its 10KSB for 2005.



Sincerely,

/s/ Michael S. Pagnano
---------------------------
Michael S. Pagnano
CEO,
The World Golf League, Inc.

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